RPB 2/15

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SE[barcode]MISSION

08025886

A ... REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25581

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
R.F. LAFFERTY & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
80 BROAD STREET 26th FLOOR
(No. and Street)

NEW YORK, NEW YORK 10004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HENRY HACKEL (212) 293-9090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
FEB 22 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
A.L. WELLEN LLC
(Name – *if individual, state last, first, middle name*)

880 BERGEN AVENUE SUITE 801 JERSEY CITY, NJ 07306
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/21

OATH OR AFFIRMATION

I, HENRY HACKEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.F. LAFFERTY & CO., INC., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HOLLY BEGLEY
Notary Public, State of New York
No. 01BE6084861
Qualified in Queens County
Commission Expires Dec. 16, 2010

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R. F. LAFFERTY & CO. INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2007

A. L. Wellen LLC

R.F. LAFFERTY & CO., INC

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2007

CONTENTS

A.L. Wellen LLC
880 Bergen Avenue Suite # 801
Jersey City, NJ 07306-4310

Phone: (201) 653-2181
Fax: (201) 653-7266

Independent Auditor's Report

Board of Directors and Stockholders
R.F. Lafferty & Co., Inc.
80 Broad Street 26th Floor
New York, NY 10004-2307

I have audited the accompanying statement of financial condition of R.F Lafferty & Co., Inc. as of December 31, 2007, and the related statements of income, cash flows, changes in stockholders' equity, and changes in liabilities subordinated to claims of general creditors for the twelve months then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted the audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that the audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R.F Lafferty & Co., Inc. as of December 31, 2007, and the results of their operations and their cash flows for the twelve months then ended in conformity with generally accepted accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jersey City, New Jersey
February 08, 2008

A.L. Wellen LLC

R.F. LAFFERTY & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash & Cash Equivalents		$ 227,563
Commissions receivable		440,814
Due from Brokers & Dealers		566,726
Securities owned by firm at market value		240,142
Prepaid Expenses		12,096
Unexpired insurance		13,608
Loans Receivable		73,776
Security Deposits		50,239
Fixed assets (net of Depreciation of $ 275,873)		135,905
TOTAL ASSETS		$1,760,869

LIABILITIES & STOCKHOLDER'S EQUITY

LIABILITIES

Commission payable		$ 38,390
Expenses Payable		368,434
Miscellaneous Payables		2,510
TOTAL LIABILITIES		$ 409,334

STOCKHOLDER'S EQUITY

Capital Stock- Common		
1,000 shares authorized 200 shares issued	$ 25,000	
Additional Paid in Capital	483,000	
Retained Earnings	304,128	
Undistributed Profit	539,407	
TOTAL STOCKHOLDER'S EQUITY		1,351,535
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY		$1,760,869

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

R.F LAFFERTY & CO., INC.
STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2007

REVENUE			
Commissions & Fees			$ 6,747,467
Trading –profit realized	$ 488,074		
- unrealized	(766)		487,308
Dividend & Interest Income			46,136
TOTAL REVENUE			$ 7,280,911
EXPENSES			
Clearing charges, commissions & fees		$ 1,268,805	
Employee compensation & related expenses		4,754,681	
Interest		588	
Depreciation		40,963	
Occupancy		257,148	
Communications		270,202	
Advertising and Promotion		59,386	
Other expenses per schedule		486,954	
TOTAL EXPENSES			7,138,727
NET PROFIT FOR THE PERIOD BEFORE INCOME TAXES			$ 142,184
N.Y. State Corporate tax		$ 3	
N.Y. City Corporate tax		37,108	37,111
NET PROFIT FOR THE PERIOD			$ 105,073

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

R.F LAFFERTY & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income		$ 105,073
Adjustments to reconcile net income to net cash Provided by operating activities:		
Depreciation	$ 40,963	
Increase in commission receivable	(42,532)	
Decrease receivables from brokers & dealers	90,967	
Increase in securities owned by the firm	(239,642)	
Decrease loans receivable	19,524	
Increase in unexpired insurance	(31)	
Increase in security deposits	(110)	
Increase in prepaid expenses	(6,133)	
Increase in expenses payable	49,911	
Increase in commission payable	5,489	
Decrease in securities sold – not yet purchased	(37,464)	
Increase in miscellaneous payables	2,510	
TOTAL ADJUSTMENTS		(116,548)
Net cash provided by operating activities		$ (11,475)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures – Purchase of fixed assets	$(75,110)	
Net cash provided by investing activities		(75,110)
Net cash provided by financing activities		None
		$ (86,585)
Cash and cash equivalents January 1, 2007		314,148
Cash and cash equivalents December 31, 2007		$ 227,563

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

R.F. LAFFERTY & CO., INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE TWELVE MONTHS ENDED DECEMBER 31 , 2007

COMMON STOCK	$ 25,000
Total January 1, 2007	
Changes for the period- January 1, 2007 To December 31, 2007	none
COMMON STOCK – DECEMBER 31, 2007	$ 25,000
RETAINED EARNINGS	
Total January 1, 2007	$ 304,128
Changes for the period – January 1, 2007 to December 31,2007	none
RETAINED EARNINGS – DECEMBER 31, 2007	$ 304,128
UNDISTRIBUTED PROFIT	
Total January 1, 2007	$ 434,334
Net Profit for the period January 1, 2007	105,073
December 31, 2007	$ 539,407
LESS DISTRIBUTED TO SHAREHOLDER	-0-
UNDISTRIBUTED profit – DECEMBER 31, 2007	$ 539,407
ADDITIONAL PAID IN CAPITAL	
Total January 1, 2007	$ 483,000
Changes for the period January 1, 2007 to December 31, 2007	none
ADDITIONAL PAID IN CAPITAL December 31, 2007	$ 483,000

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

R.F. LAFFERTY & CO., INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2007

Total January 1, 2007	none
Changes for the period – January 1, 2007 to December 31, 2007	none
TOTAL SUBORDINATED LIABILITIES – DECEMBER 31, 2007	none

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

R.F. LAFFERTY & CO., INC.
NOTES TO FINANCIAL STATEMENTS
TWELVE MONTHS ENDED DECEMBER 31, 2007

GENERAL INFORMATION

R. F. LAFFERTY & CO. INC. is a corporation organized under the laws of the state of New York. It's principal form of revenue are fees from customers buying and selling securities.

The firm is a registered broker/dealer in securities under the Securities & Exchange Act of 1934 and are members of the American Stock Exchange, The National Association of Securities Dealers and the Securities Investor Protection Corporation.

Securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. The financial statements are presented on a settlement date basis which does not differ materially from trade date basis.

In preparing financial statements, management makes estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent; however, actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The Financial Statements have been prepared in accordance with generally accepted accounting principles.

Securities owned or sold but not yet purchased are stated at market with unrealized gains and losses reflected in income.

NOTE 2 - FURNITURE AND EQUIPMENT
Depreciation is computed using various methods over the assets estimated useful lives.

NOTE 3 - Pension and profit sharing plans were established in 1980. The balance as of December 31, 2007, was $ 5,594,620 $ 310,740 has been expensed as of December 31, 2007. Thirty employees were participants in the plans. No contributions were made to the profit sharing plan. The pension plan is a defined contribution plan, 10% of the salaries of all eligible employees are contributed annually.

NOTE 4 - LEASE COMMITMENTS

The lease on the premises at 80 Broad Street New York NY runs through April 30, 2008.

Fixed Rent Obligation

-2008	$ 80,898

NOTE 5 - INCOME TAXES

On November 1, 1988 the company elected to be taxed as a subchapter S Corporation. No income tax provision was made in the financial statements for federal corporate taxes as the shareholder will report his share of corporate net income on his individual tax returns.

NOTE 6 - RULE 15c 3-3

It is the Company's intention to operate as an introducing broker, by clearing all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmitting all customer funds and securities to the clearing broker. Accordingly, the Company is exempt from the requirements of Rule 15c 3-3.

R.F. LAFFERTY & CO., INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
TWELVE MONTHS ENDED DECEMBER 31, 2007

NOTE 7 - SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION

Cash and cash equivalent are cash in checking accounts and in a money market account. The company paid $ 588 in interest during the twelve months ended December 31, 2007 and $ 29,397 in New York State and New York City Corporate taxes.

NOTE 8 - GENERAL INFORMATION

At December 31, 2006 the firm's aggregate indebtedness and net capital were $ 409,334 and $ 1,019,884 respectively, a ratio of .40 to one. The minimum required net capital was $ 250,000. A copy of the firm's Financial Statements as at December 31, 2007 is available for inspection at the firm's office or at the Regional Office of the Securities & Exchange Commission.

SCHEDULE I

R.F. LAFFERTY & CO. , INC.
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c 3-1
AS AT DECEMBER 31, 2007

Stockholders' Equity- per statement of Financial Condition		$ 1,351,535
CAPITAL REDUCTIONS		
Fixed assets (net of depreciation)	$ 135,905	
Loans receivable	73,776	
Commissions Receivable	10,000	
Due from broker	6	
Unexpired insurance	13,608	
Prepaid expenses	12,096	
Security deposits	50,239	
Securities reduction- haircuts	36,021	
TOTAL CAPITAL REDUCTIONS		331,651
NET CAPITAL		$ 1,019,884
Minimum net capital required		250,000
EXCESS NET CAPITAL		$ 769,884
ITEMS OF AGGREGATE INDEBTEDNESS		
Commission payable	$ 38,390	
Expenses Payable	368,434	
Miscellaneous Payables	2,510	
TOTAL ITEMS OF INDEBTEDNESS		$ 409,334
Percentage of aggregate indebtedness to net capital		40.14%

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FIFNANCIAL STATEMENTS

SCHEDULE II

R.F. LAFFERTY & CO., INC.
RECONCILIATION OF FOCUS REPORT WITH
FINANCIAL STATEMENTS
DECEMBER 31, 2007

Net Capital – per computation of Net Capital December 31, 2007 on the audited report.	$ 1,019,884
Additions	
Miscellaneous Rounding	1
NET CAPITAL PER FOCUS REPORT DECEMBER 31,2007	$ 1,019,885

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

A. L. Wellen LLC

R.F. LAFFERTY & CO., INC
SCHEDULE OF OTHER EXPENSES
FOR THE TWELVE MONTHS ENDED DECEMBER 31 2007

OTHER EXPENSES

Professional fees	$	7,700
Insurance		32,245
Office Expense, supplies, printing, postage & delivery		72,412
Seminars & Education		14,843
Travel, entertainment & auto		81,515
Outside services		126,823
Registration, Exchange Fees & Licenses		61,555
Error & Bad debt expenses		60,538
Publication and Dues		29,299
Bank Charges		24
TOTAL	$	486,954

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

I, the President of R.F. Lafferty & Co. Inc. , 80 Broad Street, New York, NY 10004, hereby attest that the Financial Statements and Operational Reports as at December 31, 2007 submitted by A. L. Wellen LLC 880 Bergen Avenue, Suite #801, Jersey City, NJ 07306, have been or will be made available to all members of our organization.

Henry Hackel

ATTESTED BY:

A. L. Wellen LLC

A. L. WELLEN LLC

STATE OF NEW YORK]
CITY OF NEW YORK] SS:
BOROUGH OF MANHATTAN]

Henry Hackel, being sworn according to law, deposes and says:

I am the president of R.F. Lafferty & Co. Inc., 80 Broad Street, New York , NY 10004.

The report submitted by A.L. Wellen LLC as at December 31, 2007 showing a Statement of Financial Condition, Statement of Income and Expenses, Statement of Cash Flows, Statement of changes in Liabilities Subordinated to Claims of General Creditors, and all other supporting schedules, is true and correct to the best of my knowledge and belief.

HENRY HACKEL

Subscribed and sworn to before me

this 24th day of January 2008

HOLLY BEGLEY
Notary Public, State of New York
No. 01BE6084861
Qualified in Queens County
Commission Expires Dec. 16, 20 10

A. L. Wellen LLC
880 Bergen Avenue Suite # 801
Jersey City, NJ 07306

Phone: (201) 653-2181
Fax: (201) 653-7266

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

R.F. Lafferty & Co., Inc.
80 Broad Street
New York, NY 10004

In planning and performing the audit of the financial statements of R.F. Lafferty & Co. Inc., for the twelve months ended December 31, 2007, I considered its internal control structure, including procedures for safeguarding securities, in order to determine the auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by R.F. Lafferty & Co., Inc, that I considered relevant to the objectives stated in rule 17a 5 (g) (I) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (II) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the company (I) in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or (II) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 14a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness or their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weakness a defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of R.F. Lafferty & Co., Inc. for the year ended December 31, 2007 and this report does not affect our report thereon dated February 08, 2008.

I have advised you of the limitations of the audit regarding the detection of fraud that is immaterial to the financial statements (including immaterial misappropriation of cash or other assets). I have offered to perform other agreed-upon procedures specifically designed to detect such immaterial fraud for an additional fee. Although you understand the limitation of my audit, you did not wish to engage me to perform any such additional procedures at this time.

I understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2007, to meet Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

A.L. Wellen LLC

A. L. Wellen LLC
Jersey City, New Jersey

February 08, 2008


END